[Reference Translation]

November 4, 2021

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            First Section of Tokyo Stock Exchange

            and Nagoya Stock Exchange)

Name and Title of Contact Person:

            Masayoshi Hachisuka, General Manager,

            Capital Strategy & Affiliated Companies Finance Division

            (Telephone Number: 0565-28-2121)

Notice Concerning the Determination of Matters Relating to

the Repurchase of Shares of Common Stock

(Repurchase of Shares under Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on November 4, 2021 to repurchase shares of its common stock pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act.

1.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Shares of Common Stock of TMC

(2) Total number of shares to be repurchased	120 million shares (maximum)

(Represents 0.86% of the total number of issued shares (excluding treasury stock))

(3) Total purchase price for repurchase of shares	JPY 150 billion (maximum)

(4) Period of repurchase	From November 5, 2021 to March 31, 2022

2.	Reason for repurchasing shares

TMC will engage in stakeholder-oriented management and continue to work to improve its corporate culture to realize sustainable growth in order to enhance its corporate value.

Since the benefit of its shareholders is deemed as one of its priority management policies, TMC will flexibly repurchase its common stock while comprehensively considering factors such as its investment in growth, level of its dividends, its cash reserves and the price level of its common stock to promote its capital efficiency.

With a view to surviving tough competition and transitioning to a mobility company, TMC will utilize its internal funds mainly for its investment in growth for the next generation such as environmental technologies to achieve a carbon neutral society and safety technologies for the safety and security of its customers, and also for the stakeholders such as employees, business partners and local communities etc.

(References) Number of treasury common stock as of September 30, 2021

• Total number of issued common shares* (excluding treasury stock) :	2,770,155,338 (13,850,776,690	shares shares	)
• Number of treasury common stock*:	492,842,154 (2,464,210,770	shares shares	)

*	TMC split each share of its common stock into five shares on October 1, 2021, and the figures in brackets in the above table reflect the effect of the stock split.

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